novozymes

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA





06016254

08/14/2006

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 17 of August 2006.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

8/23

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Proposal to acquire GroPep Ltd.

August 14, 2006

Novozymes takes another important step to become a leading supplier of recombinant ingredients for the biopharmaceutical industry

Novozymes A/S ("Novozymes") announces today a proposal (the "Proposal") under which it would acquire 100% of the issued shares[1] of GroPep Limited ("GroPep"), by way of a Scheme of Arrangement (the "Share Scheme"). Novozymes does not currently hold any shares in GroPep.

The board of directors (the "Directors") of GroPep unanimously recommend the Proposal, subject to certain limited conditions normal in a transaction of this nature (conditions listed in the appendix to this stock exchange release).

The consideration to be offered to GroPep's shareholders will be AUD 2.05 in cash per issued share which values the issued share capital of GroPep at AUD 95.5 million (DKK 428 million[2]) (excluding the cost of the Option Scheme – see below). The transaction value corresponds to approximately DKK 375 million on a cash and debt free basis.[3]

The offer represents a premium to recent market prices of GroPep shares, being:

- a premium of 40% over the last sales price of GroPep shares on the trading day prior to this announcement (August 11, 2006);
- a premium of 40% over the volume weighted average share price of GroPep shares in the one month period prior to today's announcement; and
- a premium of 33% over the volume weighted average share price of GroPep shares in the three month period prior to today's announcement.

"It is a part of Novozymes strategy to leverage its biotech expertise and technology platform, in order to build new business areas within ingredients for the biopharmaceutical industry and this acquisition is an excellent opportunity to do exactly that", says CEO of Novozymes Steen Riisgaard, "We see the acquisition of GroPep as an opportunity to expand our offering to the market for ingredients for cell cultures. The combination of our own projects within this area, our recent acquisition in the UK of Novozymes Delta Ltd and GroPep strengthens our position in order to become a leading supplier of recombinant ingredients for the biopharmaceutical market", he continues.

---

[1] As at the date of the Implementation Agreement, GroPep had 46,597,408 fully paid ordinary shares on issue.
[2] AUD/DKK 4.4841.
[3] Based on net-interest bearing assets in GroPep as of 31 December 2005 of AUD 11.9 million.


novozymes®

Unlocking the magic of nature

"The board of GroPep as well as the management are committed to move forward with the offer from Novozymes", says Richard England, chairman of the board of GroPep. "Novozymes is a leading global bioindustrial manufacturer that will bring extensive management, research and marketing capabilities to enhance GroPep's market access and boost development of our product portfolio."

The proposal will also encompass a separate scheme of arrangement with respect to GroPep's unlisted options (the "Option Scheme").

Strategic rationale and synergies

Novozymes has enhanced its activities within recombinant ingredients for the biopharmaceutical industry. The biopharmaceutical industry is experiencing an increase in regulatory pressure and a drive towards safer and better defined ingredients.

The intended acquisition of GroPep will create a good strategic match, as GroPep's technology is based on strong fermentation knowledge. It will also strengthen Novozymes position within the cell culture ingredients market.

The acquisition of GroPep is expected to provide the following synergies:

- Market synergies from broadening the product portfolio within recombinant alternatives to animal-origin ingredients for the cell culture market
- Leveraging on know how and technological expertise by combining the cell culture research of Novozymes, GroPep and Novozymes' recent acquisition in the UK (Novozymes Delta Ltd.)

There will be limited short-term operational synergies as operations will be continued at the current Australian site.

Conditions to and certain further terms of the Proposal

GroPep and Novozymes have entered into an Implementation Agreement which provides the framework for implementing the proposed Share Scheme and Option Scheme. The Share Scheme and Option Schemes will require the approval of GroPep's shareholders and option-holders, respectively, and the approval of the relevant authorities. Key terms and conditions of the Implementation Agreement are summarised in a non-exhaustive list in Appendix A to this stock exchange announcement. Further, the proposal is conditioned to satisfactory completion of environmental due diligence.

GroPep in brief

GroPep is based in Adelaide, Australia and develops, manufactures and commercialises biologically active proteins for cell culture and biomedical research. Its main activities are in cell culture ingredients and the sale of the growth factor LONG™R³IGF-1, representing around 75% of the turnover. The cell culture ingredients are used in the production of biological therapeutics such as monoclonal antibodies, recombinant proteins and vaccines.

The company also has a biopharmaceutical drug development program that establishes proof of concept for products in humans and then partners the later stages of product development and marketing with major pharmaceutical companies.

Novozymes A/S
Investor Relations
2006-39161-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

GroPep is listed on the Australian Stock Exchange Limited (ASX code: GRO).

GroPep has around 80 employees and approximately 20% of revenues are spent on R&D.

GroPep key group financial figures:

AUDm (Year end 30 June)	03/04[4]	04/05[4]	1H04/05[5]	1H05/06[5]
Total revenue	13.1	16.7	7.8	8.4
Pre tax profit	1.0	3.1	1.3	2.1
Net profit	1.0	6.5	0.8	1.5

GroPep segment results 2004/05[4]:

AUDm (Year end 30 June)	Cell Culture Products	Biomedical Research Product	Bio-Pharmaceutical Development	Unallocated	Consolidated
Total revenue	12.0	1.1	2.5	1.1	16.7
Pre tax profit	8.5	0.6	-3.2	-2.8	3.1

Source: GroPep accounts
4) According to previous GAAP (Australian GAAP)
5) According to AIFRS (Australian equivalent to IFRS). 1H corresponds to July 1 to December 31.

Financial impact on Novozymes

The acquisition is expected to have very limited impact on Novozymes' financial result for 2006 as the transaction is expected to be completed towards the end of 2006.

Novozymes will finance the transaction from existing cash resources and credit facilities available to the company.

Preliminary timetable

Pursuant to the Implementation Agreement an explanatory booklet, with full details of the proposed transactions, including an independent expert's report, is expected to be dispatched to GroPep shareholders during October after having been registered by the Australian Securities and Investments Commission (ASIC) and lodged with the Australian Stock Exchange (ASX).

Meetings where GroPep shareholders and option holders vote on the Share Scheme and Option Scheme, respectively, are expected to be scheduled for mid November 2006. The transaction is expected to be completed before the end of the year.

Novozymes A/S
Investor Relations
2006-39161-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Advisers

Novozymes is being advised by SEB Enskilda and Global Market Capital Group (GMCG, LLC) as financial advisers and Baker & McKenzie as legal adviser.

Conference call

Novozymes will host a conference call on August 14, 2006 at 09:00 east coast US time / 15:00 CET / 21:30 Adelaide Australian time, where it will be possible to address the information in this release.

This document does not represent the full offer document, and should therefore be read together with the complete offer material provided by GroPep.

Contact persons

Media Relations:

Eva Veileborg Hald
Tlf. (direkte): +45 4442 3338
Mobil: +45 3079 3338

Cirkeline Buron
Tel. (direct): +45 4446 0626
Mobile: +45 3077 0026

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (based in US)
Mobile: +1 919 649 2565

Ian Christensen
Tel. (direct) +45 4446 0341
Mobile: +45 3077 0341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
2006-39161-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix A – Scheme of arrangement

Voting thresholds

Each of the Share Scheme and the Option Scheme must be approved by the Court and by a vote of shareholders and option-holders respectively. The voting threshold, in each case, is a vote in favour of the scheme by both a majority in number of holders who attend and vote at the meeting, and by holders who hold between them at least 75% by value of the shares or options (as applicable) which are voted at the meeting.

Conditions precedent

Unanimous recommendation by the GroPep Board is conditional upon:

a. the absence of a superior proposal(s)
b. an independent expert's report concluding that the proposed Share Scheme and Option Scheme is fair and reasonable and in the best interests of the shareholders and optionholders

The Share Scheme is conditional upon:

a. an independent expert's report concluding that the Share Scheme is fair and reasonable and in the best interests of the shareholders;
b. approvals from the Court and shareholders, as noted above;
c. relevant regulatory approvals, including under the Foreign Acquisitions and Takeovers Act;
d. no regulatory intervention prohibiting the Scheme;
e. satisfactory completion of environmental due diligence;
f. no "prescribed occurrence" of the kind referred to in section 652C of the Corporations Act;
g. no material adverse change occurring in relation to the GroPep group;
h. no change in the recommendation of GroPep's Board of directors that shareholders vote in favour of the Share Scheme; and
i. no breach of GroPep's or Novozymes' representations and warranties given under the Implementation Agreement.

The Option Scheme is conditional upon:

a. satisfaction of all of the conditions precedent in relation to the Share Scheme;
b. the independent expert's report concluding that the Option Scheme is fair and reasonable and in the best interests of option-holders; and
c. relevant Court and option-holder approvals, as noted above.

However, the Share Scheme is not conditional upon completion of the Option Scheme.
The above descriptions are a summary only, and the full Implementation Agreement (to be included in the Scheme Booklet) should be reviewed for details of the conditions precedent.

Novozymes A/S
Investor Relations
2006-39161-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Termination rights

Each party has certain termination rights, including:

a. for non-satisfaction of a condition precedent noted above;
b. if the Scheme has not become effective by December 31, 2006;
c. by GroPep, if its Board of directors changes or withdraws their recommendation as a result of a competing proposal which is superior to the Share Scheme;
d. if the other party is in breach of the Agreement and the breach is not remedied.

Exclusivity

GroPep has also agreed to certain non-solicitation obligations, and restrictions upon entering into negotiations regarding a competing proposal (subject to fiduciary duties of its directors).

Novozymes A/S
Investor Relations
2006-39161-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27